SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 18, 2003

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

—Press Release of November 18, 2003 with fourth quarter and full year results

Press Release for the Business Press

November 18, 2003

Earnings positive, business revives significantly

➢	New orders rise 21% sequentially in fourth quarter

➢	EBIT after restructuring in 2003 improves by EUR 78 million year on year to plus EUR 6 million

➢	Outlook for Q1 2004: Rising sales, further improvement in earnings

➢	Outlook for fiscal 2004: Renewed sales growth, further improvement in earnings and cash flow

Fourth quarter of fiscal 2003

In the fourth quarter of fiscal 2003 (July 1 to September 30, 2003), there were encouraging developments in new orders and sales. Following very restrained business in July and August during the holiday season in Europe, demand has been picking up strongly since early September. Altogether, new orders rose from EUR 271 million in the previous quarter by 21% to EUR 328 million in the fourth quarter, and sales likewise rose by 5% from EUR 302 million to EUR 317 million.

“This positive development in new orders and sales continues unabated to this day” said President and CEO Gerhard Pegam. “Customers in consumer electronics and mobile phones in particular are very optimistic about Christmas business and have ramped up production. Demand from automotive and industrial electronics also remains good.”

Despite this positive development, EPCOS will implement further restructuring measures in response to persistent fierce competition. As announced in July, EUR 15 million was provided for this purpose in Q4 2003. Without restructuring costs, earnings before interest and tax (EBIT), at EUR 4 million, were also positive in the fourth quarter and thus for the fiscal year as a whole. After restructuring costs, EBIT was negative at EUR 11 million in the fourth quarter versus a positive figure of EUR 3 million in the previous quarter. Earnings per share for the quarter were negative at 7 eurocents versus plus 3 eurocents in the previous quarter.

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Fiscal 2003

Fiscal 2003 was characterized by the persistently sluggish global economy. This was strained even more in the spring by the war in Iraq and the SARS crisis in Asia. Beyond this, the increasing devaluation of the US dollar intensified price erosion for EPCOS products.

In fiscal 2003 (October 1, 2002, to September 30, 2003), prices thus fell by 12% on average or about EUR 170 million. Sales declined by 3% from EUR 1.31 billion to EUR 1.27 billion year on year. EPCOS again posted a significant increase in volume, i.e. in the quantity of components manufactured, in 2003.

The significant improvement over the previous year’s earnings shows that the cost-cutting measures have more than compensated for price erosion. EBIT before restructuring costs rose by EUR 64 million from minus EUR 45 million to EUR 19 million. Even after restructuring, EBIT was positive at EUR 6 million versus minus EUR 72 million in the previous year – an improvement of EUR 78 million.

“Despite lower sales and more severe price erosion, we more than achieved our savings target for 2003 of EUR 170 million. Here the Six Sigma campaign launched under our COMPETE program has yielded results”, said Josef Unterlass, member of the Management Board. “For the current fiscal year, we are targeting further cost reductions in the region of EUR 150 million.”

Net income was positive at EUR 7 million versus minus EUR 39 million in the previous year. This is the effect of loss carryforwards reported as tax assets. Earnings per share amount to 10 eurocents against minus 59 eurocents in the previous year.

Positive net cash flow

Net cash flow improved considerably over the past fiscal year, from minus EUR 45 million in 2002 to plus EUR 45 million in 2003. This was particularly positively affected by the increase in net income by EUR 45 million and a reduction in net cash used in investing activities by EUR 38 million. Capital expenditure in 2003, at EUR 98 million, was well below depreciation. “The improvement in earnings expected for 2004 will bring about a further increase in net cash flow”, said CFO Dr. Wilfried Backes.

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Sales by industries and regions

The industries served are making more and more even contributions to sales. Once again, the automotive electronics industry’s share of sales grew vigorously year on year, from 16% to 19%. At 21% versus 20% in the previous year, the share of industrial electronics remained stable in 2003. Above-average price erosion drove down telecommunications’ share of sales from 32% in the previous year to 31% in fiscal 2003. Consumer electronics’ share fell from 15% to 13% of sales.

In regional terms, the share of German domestic business rose from 24% in the previous year to 28%, reflecting the strength of the German industrial and automotive electronics markets, in which EPCOS is particularly successful. Our proactive sales force has made a major contribution to this positive development in our home market. Asia’s share of business grew constantly, from 23% of total sales in the previous year to 26% in 2003. In Europe without Germany and in the NAFTA region, sales kept falling as more and more customers relocated their manufacturing operations to Asia.

At September 30, 2003, 40% of the workforce was employed in Asia, 49% in Europe (17% in Germany) and 11% in the Americas. At the end of fiscal 2003, EPCOS employed some 13,300 people worldwide versus 13,100 in the previous year.

Business segments

In the Capacitors segment, sales in the fourth quarter declined to EUR 83 million from EUR 85 million in the previous quarter. In tantalum capacitors in particular, business was hit by price erosion beyond proportion and by sluggish demand. These two factors could not be entirely offset by cost-cutting measures. Q4 EBIT of minus EUR 7.4 million versus minus EUR 5.5 million in the previous quarter includes restructuring costs of EUR 3.8 million. EBIT for fiscal 2003 thus totals minus EUR 10.8 million against minus EUR 14.8 million in the previous year. In view of continuing overcapacity and ongoing restructuring, the situation in tantalum capacitors will remain difficult in 2004 as well.

Sales in the Ceramic Components segment rose from EUR 86 million to EUR 91 million in the fourth quarter. Demand from automotive and industrial electronics developed favorably. Demand for sensors and sensor systems for domestic appliances also revived in the fourth quarter. Despite severe price erosion in this segment as well, EBIT was again positive, at EUR 4.2 million, in Q4 versus EUR 7.8 million in the previous quarter. For fiscal 2003 as a whole, EBIT improved by EUR 26 million from minus EUR 9.8 million in the previous year to EUR 15.9 million.

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Following the downturn in demand triggered by the SARS crisis in the third quarter, business recovered in the Surface Acoustic Wave (SAW) Components segment in the fourth quarter. The segment managed to boost sales again, by 16%, from EUR 89 million in the previous quarter to EUR 103 million in Q4, not least because of the upcoming Christmas business. Our customers expect significant increases in sales of telephones with color displays and built-in cameras, in TV sets with flat screens, and DVD recorders from forthcoming Christmas business. The SAW Components segment managed to increase EBIT from minus EUR 4.7 million in the previous year to EUR 16.7 million in 2003 although Q4 EBIT of minus EUR 0.6 million includes restructuring charges of EUR 6.6 million.

In the Ferrites and Inductors segment, sales in the fourth quarter of 2003, at EUR 40 million, were lower than the previous quarter’s EUR 42 million. Even though demand for ferrites for ADSL applications improved, this business remains exposed to severe price erosion. This could not be offset by the sustained positive trend in inductors for automotive electronics. The loss (EBIT) of EUR 7.2 million booked for Q4, versus positive EBIT of EUR 0.8 million in the previous quarter, is predominantly accounted for by restructuring costs of EUR 4.7 million, which was mainly provided for closure of the Bordeaux plant. EBIT is thus negative at EUR 16.3 million for the fiscal year as a whole. Losses in this segment were thus more than halved against the previous year’s negative EBIT of EUR 42.8 million. A further improvement in earnings is expected for the coming quarters as further operations are relocated to the Czech Republic and India and business revives.

Outlook

New orders have revived significantly since the summer. Since June 2003, the book-to-bill ratio has been greater than one. In October, EPCOS posted the highest monthly order figure for a year. This trend continues to this day, mainly thanks to brisk Christmas business. The extent to which this revival in demand will continue into the spring of 2004 remains to be seen. Forecasts by leading economics and market research institutes, however, herald 2004 as a year of growth.

General economic revival has made the greatest progress in Asia and the United States; Europe and Germany in particular are lagging behind. As demand in semiconductors recovers, passive electronic components usually follow with a delay of several months. Here growth in volume will be accelerated and price erosion reduced further.

Nevertheless, strict cost and cash flow management will continue to command top priority at EPCOS in fiscal 2004. The COMPETE program focuses on improvement of process mastery and further globalization of value added.

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“For the first quarter of fiscal 2004, we expect an increase in sales against the previous quarter and a further improvement in earnings. For fiscal 2004 as a whole, we also anticipate an increase in sales against the previous year as well as further improvements in earnings and cash flow”, said President and CEO Gerhard Pegam.

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

In fiscal 2003 (October 1, 2002, to September 30, 2003), EPCOS posted sales of EUR 1.27 billion. At September 30, 2003, the company employed about 13,300 people worldwide.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2002 and at September 30, 2003.

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Live transmission of conference call

On November 18, 2003, the Management Board of EPCOS will inform analysts and investors of business performance in fiscal 2003 at a conference call starting at 4 p.m., Central European Time, 10 a.m. US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speeches will be available for downloading from 5 p.m., Central European Time, 11 a.m. US Eastern Standard time.

Further dates

Results for the first quarter of fiscal 2004 will be published on February 5, 2004. The Annual General Meeting will be held on February 11, 2004, at the International Congress Center in Munich.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

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Key figures 4th Quarter and 12 Months ended September 30, 2003

	unaudited
Orders received	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2003	%	2002	2003	%	2002
Capacitors	77	6	73	330	5	314
Ceramic Components	80	1	80	347	6	328
SAW Components	130	18	110	409	-6	434
Ferrites and Inductors	41	29	32	164	17	140

EPCOS Group	328	12	294	1250	3	1216

Net sales	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2003	%	2002	2003	%	2002
Capacitors	83	-8	91	350	-2	356
Ceramic Components	91	3	88	356	5	338
SAW Components	103	-8	111	404	-14	471
Ferrites and Inductors	40	12	36	162	10	147

EPCOS Group	317	-3	326	1272	-3	1312

EBIT	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2003	%	2002	2003	%	2002
Capacitors	-7.4		-10.7	-10.8		-14.8
Ceramic Components	4.2		-12.8	15.9		-9.8
SAW Components	-0.6		-18.7	16.7		-4.7
Ferrites and Inductors	-7.2		-22.0	-16.3		-42.8

EPCOS Group	-11.0		-64.2	5.5		-72.1

EBIT, % of sales	Q4		Q4	12 Months ended		12 Months ended
	2003		2002	2003		2002
Capacitors	-8.9		-11.8	-3.1		-4.2
Ceramic Components	4.6		-14.5	4.5		-2.9
SAW Components	-0.6		-16.8	4.1		-1.0
Ferrites and Inductors	-17.9		-61.1	-10.1		-29.2

EPCOS Group	-3.5		-19.7	0.4		-5.5

Capex	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2003	%	2002	2003	%	2002
Capacitors	5	-40	9	19	-49	37
Ceramic Components	9	83	5	26	8	24
SAW Components	15	71	9	37	-8	40
Ferrites and Inductors	4	-58	9	12	-43	21
Consolidation	1		7	4		9

EPCOS Group	34	-10	38	98	-25	131

Net income	Q4	+/-	Q4	12 Months ended	+/-	12 Months ended
euro million	2003	%	2002	2003	%	2002
EPCOS Group	-4.8		-34.5	6.7		-38.5

(Annex to press release November 18, 2003)

Balance Sheet

euro in thousands

	Sep 30, 2003	Sep 30, 2002
Assets
Cash and cash equivalents	195,797	31,707
Accounts receivable, net	185,292	194,283
Inventories, net	205,123	208,261
Prepaid expenses and other current assets	38,884	53,485
Deferred income taxes	7,523	9,719

Total current assets	632,619	497,455

Property, plant and equipment, net	649,527	737,132
Intangible assets, net	39,940	35,202
Deferred income taxes	83,022	56,407
Other assets	23,922	17,395

Non-current assets	796,411	846,136

Total assets	1,429,030	1,343,591

Liabilities and Shareholders’ Equity
Accounts payable	132,887	135,952
Accrued expenses and other current liabilities	146,846	181,532
Short-term borrowings	96,728	126,364
Current portion of long-term debt	15,624	17,332
Deferred income taxes	12,236	9,336

Total current liabilities	404,321	470,516

Long-term debt, excluding current installments	215,003	65,507
Pension liabilities	118,437	107,350
Deferred income taxes	14,263	12,045
Other liabilities	37,635	44,021
Minority interest	695	1,974

Total liabilities	790,354	701,413

Shareholders’ Equity	638,676	642,178

Total liabilities and shareholders’ Equity	1,429,030	1,343,591

(Annex to press release November 18, 2003)

EPCOS Statement of income, 4th Quarter and 12 Months ended September 30, 2003 euro in thousands, except share and per share data

	unaudited
	4th Quarter		12 Months ended
	Sep 30, 2003	Sep 30, 2002	Sep 30, 2003	Sep 30, 2002
Total net sales	316,924	326,333	1,271,608	1,311,748

% Change vs. Previous year	-2.9%	-9.7%	-3.1%	-31.2%
Cost of goods sold	276,647	329,416	1,059,249	1,148,289

Gross profit	40,277	-3,083	212,359	163,459

% of sales	12.7%	-0.9%	16.7%	12.5%
Research and development expenses	16,164	22,902	69,423	94,028
Marketing and selling expenses	29,190	33,811	120,894	134,240
General and administrative expenses	2,790	2,794	14,029	12,698

Operating income	-7,867	-62,590	8,013	-77,507

Interest income (-expense), net	-2,170	-2,083	-8,835	-6,481
Other income, net	-3,086	-1,626	-2,470	5,450

Income before income taxes and minority interest	-13,123	-66,299	-3,292	-78,538

Provision for income taxes	8,380	32,068	10,194	40,054
Minority interest	-22	-282	-158	-16

Net income	-4,765	-34,513	6,744	-38,500

% of sales	-1.5%	-10.6%	0.5%	-2.9%
% Change vs. Previous year	—		—

Net income per share basic	-0.07	-0.53	0.10	-0.59

Weighted average number of shares basic	65,275,000	65,278,370	65,275,000	65,288,838

Reconciliation of Net income to EBIT Net income	-4,765	-34,513	6,744	-38,500

Minority interest	-22	-282	-158	-16
Provision for income taxes	8,380	32,068	10,194	40,054

Income before income taxes and minority interest	-13,123	-66,299	-3,292	-78,538

Interest income (-expense), net	-2,170	-2,083	-8,835	-6,481

EBIT	-10,953	-64,216	5,543	-72,057

Restructuring charges, net	15,100	27,440	13,848	27,032

EBIT before restructuring charges, net	4,147	-36,776	19,391	-45,025

(Annex to press release November 18, 2003)

Net Cash Flow, 12 Months ended September 30, 2003

euro in thousands

	12 Months ended
	Sep 30, 2003	Sep 30, 2002
Net income	6,744	-38,500

Depreciation and amortization	157,270	171,570
Other adjustments	-17,114	-43,106
Change in net current assets	-11,148	-5,715

Net cash provided by operating activities	135,752	84,251

Net capital expenditures	-80,435	-126,747
Acquisitions	-10,580	-2,940

Net cash used in investing activities	-91,015	-129,687

Net cash flow	44,737	-45,436

(Annex to press release November 18, 2003)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 18, 2003	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll Title: General Counsel EPCOS AG